--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                               MEADOWCRAFT, INC.
                           (Name of Subject Company)

                               MEADOWCRAFT, INC.
                       (Name of Person Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  583204 10 2
                     (CUSIP Number of Class of Securities)

                                TIMOTHY M. LEROY
                     PRESIDENT AND CHIEF OPERATING OFFICER
                               MEADOWCRAFT, INC.
                           4700 PINSON VALLEY PARKWAY
                           BIRMINGHAM, ALABAMA 35215
                                 (205) 853-2220
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing this Statement)

                             ---------------------

                                   COPIES TO:

               W. CLARK GOODWIN                                ANNE C. FOSTER
          RITCHIE & REDIKER, L.L.C.                      RICHARDS, LAYTON & FINGER
            312 NORTH 23RD STREET                            ONE RODNEY SQUARE
          BIRMINGHAM, ALABAMA 35203                            P. O. BOX 551
                (205) 251-1288                           WILMINGTON, DELAWARE 19899
                                                               (302) 658-6541

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Meadowcraft, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 4700 Pinson Valley Parkway, Birmingham, Alabama 35215. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9" or "Statement") relates is the Common Stock, $.01 par value, of the Company (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Statement relates to the cash tender offer described in the Tender Offer Statement on Schedule 14D-1, dated May 19, 1999 (the "Schedule 14D-1"), filed by SRB-MWI, L.L.C., a Nevada limited liability company ("Parent"), MWI Acquisition Co., a Delaware corporation and wholly-owned subsidiary of Parent ("Purchaser") and Samuel R. Blount, with the Securities and Exchange Commission (the "Commission"), relating to Purchaser's offer to purchase all of the issued and outstanding Shares at a price of $10.00 per Share net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"). All cross-references herein, except as otherwise noted, are to the Offer to Purchase. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Offer to Purchase. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this
Schedule 14D-9, respectively, and are incorporated herein by reference.

     The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of May 13, 1999 (the "Merger Agreement"), among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, as promptly as practicable after the purchase of Shares pursuant to the Offer and satisfaction or waiver, if permissible, of certain conditions, Purchaser is to be merged with and into the Company (the "Merger"), and the Company will become a wholly-owned subsidiary of Parent and will continue as the surviving corporation to the Merger (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), subject to the terms and conditions of the Merger Agreement, each Share outstanding immediately prior to the Effective Time (other than Shares (i) owned by Parent, Purchaser or any other affiliate of Parent, (ii) held in the Company's treasury or (iii) held by stockholders of the Company, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest (the "Merger Consideration"). The Merger Agreement has been filed as Exhibit (c)(1) to this Schedule 14D-9 and is incorporated herein by reference.

     Concurrently with the filing of this Schedule 14D-9, Parent, Purchaser, Mr. Blount and the Company are jointly filing with the Commission a Transaction Statement on Schedule 13E-3, dated May 19, 1999.

     The Offer to Purchase indicates that the principal executive offices of Parent and Purchaser are located at 4700 Pinson Valley Parkway, Birmingham, Alabama 35215.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above. All information contained in this
Schedule 14D-9 or incorporated herein by reference concerning Purchaser, Parent or their respective officers, directors, representatives or affiliates, or actions or events with respect to any of them, was provided by Purchaser or Parent, respectively, and the Company takes no responsibility for such information.

     (b) The information contained under the captions "Introduction," "Special Factors -- Background of the Offer," "Special Factors -- Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger," "Special Factors -- Plans for the Company after the Offer and the Merger," "Special Factors -- The Merger Agreement," "Special Factors -- Interests of Certain Persons in the Offer and the Merger," "The Tender Offer -- Certain Information Concerning the Company" and "The Tender Offer -- Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference. Certain information relating to the directors and executive officers of the Company is set forth in Schedule I to the Offer to Purchase and is incorporated herein by reference.

CERTAIN INFORMATION CONCERNING EXECUTIVE COMPENSATION

     Reference is made to the information contained under the captions "Compensation of Directors," "Securities Ownership of Certain Beneficial Owners and Management," "Certain Transactions," "Executive Compensation" and "Compensation Committee Report on Executive Compensation" on pages 4 through 9 of the Company's definitive Proxy Statement dated October 30, 1998, relating to the 1998 annual meeting of stockholders of the Company. In accordance with the instructions of the Commission, the foregoing portions of such Proxy Statement are filed herewith as Exhibit (c)(2) and are incorporated herein by reference.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company is a Delaware corporation. Pursuant to Section 145 of the Delaware General Corporation Law ("DGCL"), a corporation incorporated under the laws of the State of Delaware is permitted to indemnify its current and former directors and officers under certain circumstances against certain liabilities and expenses incurred by them by reason of their serving in such capacities, if such persons acted in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

     Article Six of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that each person who was or is made a party or is threatened to be made a party or is involved in any threatened, pending or completed action, suit or proceeding, whether formal or informal, whether of a civil, criminal, administrative or investigative nature (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Company, whether the basis of such proceeding is an alleged action or inaction in an official capacity or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Company to the fullest extent permissible under Delaware law, as in effect on the date of filing of the Certificate of Incorporation or to such greater extent as applicable law may thereafter permit, against all costs, charges, expenses, liabilities and losses (including, without limitation, attorneys' fees, judgments, fines, Employee Retirement Income Security Act of 1974 excise taxes, or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators. The Certificate of Incorporation further provides that the Company shall pay expenses actually incurred in connection with any proceeding in advance of its final disposition; provided, however, that if Delaware law then requires, the payment of such expenses incurred in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified. The Certificate of Incorporation provides that the Company may, but is not required to, provide indemnification to employees and agents of the Company to the fullest extent permissible under Delaware law. The Certificate of Incorporation also states that the foregoing rights to indemnification conferred on directors, officers, employees and agents are contract rights and any repeal or amendment of the provisions in the Certificate of Incorporation granting such rights shall not adversely affect any right thereunder of any person existing at the time of such repeal or amendment with respect to any act or omission occurring prior to the time of such repeal or amendment, and, further, shall not apply to any proceeding, irrespective of when the proceeding is initiated, arising from the service of such person prior to such repeal or amendment.

     Pursuant to Section 5.5 of the Certificate of Incorporation, no director of the Company will be personally liable to the Company or any stockholder for monetary damages for any breach of fiduciary duty in such capacity to the fullest extent that such limitation on liability is permitted by Delaware law. The Certificate of Incorporation further provides that any amendment or repeal of Section 5.5 of the Certificate of Incorporation shall be prospective only and shall not affect any elimination of or limitation on the personal liability of a director of the Company in respect of any acts or omissions occurring prior to such amendment or repeal. Finally, the Certificate of Incorporation provides that if the DGCL is amended after the date of the filing of the Certificate of Incorporation to further eliminate or limit the personal liability of directors, the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

     The Company is a party to a contract for insurance coverage under which the Company's directors and officers (as well as the Company) are indemnified under certain circumstances with respect to litigation and other costs and liabilities arising out of actual or alleged misconduct of such directors and officers.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a)-(b) On May 13, 1999, the Board of Directors of the Company (the "Company Board"), based upon, among other things, the unanimous recommendation of the Special Committee of the Company Board (the "Special Committee"), unanimously (i) determined that the terms of the Offer, the Merger and the Merger Agreement are fair to, advisable and in the best interests of the Company's stockholders (other than Parent and its affiliates); (ii) approved the Merger Agreement and the transactions contemplated thereby; and (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. The information contained under the captions "Introduction," "Special Factors -- Background of the Offer," "Special
Factors -- Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger" and "Special Factors -- Opinion of Financial Advisor to the Special Committee" of the Offer to Purchase, describing the nature and the reasons for the recommendations of the Special Committee and the Company Board with respect to the Offer, is incorporated herein by reference.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information contained under the captions "Special Factors -- Background of the Offer," "Special Factors -- Opinion of Financial Advisor to the Special Committee" and "The Tender Offer -- Fees and Expenses" of the Offer to Purchase, to the extent describing the engagement of Wachovia Securities, Inc. ("Wachovia Securities") as financial advisor to the Special Committee and the compensation to be paid to Wachovia Securities in such capacity, is incorporated herein by reference. Except as set forth therein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) None.

     (b) The information contained under the captions "Introduction" and "Special Factors -- Interests of Certain Persons in the Offer and the Merger" of the Offer to Purchase describing the present intent, to the extent known by the Company, of the executive officers, directors, affiliates or subsidiaries of the Company to tender pursuant to the Offer any Shares which are held of record or beneficially owned by such persons, is incorporated herein by reference.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY

     (a) Except as set forth under the captions "Special Factors -- Background of the Offer," "Special Factors -- The Merger Agreement," "Special
Factors -- Interests of Certain Persons in the Offer and the Merger" and "The Tender Offer -- Financing of the Offer and the Merger" of the Offer to Purchase, which are incorporated herein by reference, to the best of the Company's knowledge, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth under the captions "Special Factors -- Background of the Offer," "Special Factors -- The Merger Agreement," "Special
Factors -- Interests of Certain Persons in the Offer and the Merger" and "The Tender Offer -- Financing of the Offer and the Merger" of the Offer to Purchase, which are incorporated herein by reference, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference, including without limitation the information contained under the captions "Special Factors
-- Background of the Offer," "The Tender Offer -- Certain Legal Matters" and "The Tender Offer -- Certain Litigation" of the Offer to Purchase.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
 NUMBER                                DESCRIPTION
--------                               -----------
(a)(1)*    --  Offer to Purchase, dated May 19, 1999 (incorporated by reference to Exhibit (a)(1) to the Tender Offer Statement on
               Schedule 14D- 1, dated May 19, 1999)
(a)(2)*    --  Letter of Transmittal (incorporated by reference to Exhibit
               (a)(2) to the Tender Offer Statement on Schedule 14D-1,
               dated May 19, 1999)
(a)(3)*    --  Notice of Guaranteed Delivery (incorporated by reference to
               Exhibit (a)(3) to the Tender Offer Statement on Schedule
               14D-1, dated May 19, 1999)
(a)(4)*    --  Letter from D.F. King & Co., Inc. to Brokers, Dealers,
               Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(4) to the Tender Offer Statement on Schedule 14D-1, dated May 19, 1999)
(a)(5)*    --  Letter to clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Nominees (incorporated by
               reference to Exhibit (a)(5) to the Tender Offer Statement on
               Schedule 14D-1, dated May 19, 1999)
(a)(6)*    --  Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9 (incorporated by reference to
               Exhibit (a)(6) to the Tender Offer Statement on Schedule
               14D-1, dated May 19, 1999)
(a)(7)*    --  Summary Advertisement as published in The New York Times on
               May 19, 1999 (incorporated by reference to Exhibit (a)(7) to the Tender Offer Statement on Schedule 14D-1, dated May 19,
               1999)
(a)(8)*    --  Press Release issued jointly by Purchaser and the Company on
               May 13, 1999 (incorporated by reference to Exhibit (a)(8) to the Tender Offer Statement on Schedule 14D-1, dated May 19,
               1999)
(a)(9)*    --  Press Release issued by Purchaser on May 19, 1999
               (incorporated by reference to Exhibit (a)(9) to the Tender
               Offer Statement on Schedule 14D-1, dated May 19, 1999)
(a)(10)*   --  Opinion of Wachovia Securities, Inc. dated May 13, 1999
               (incorporated by reference to Annex B to the Offer to
               Purchase, dated May 19, 1999)
(a)(11)+   --  Letter to Company stockholders, dated May 19, 1999

EXHIBIT
 NUMBER                                DESCRIPTION
--------                               -----------
(c)(1)*    --  Agreement and Plan of Merger, dated as of May 13, 1999, among Parent, the Purchaser and the Company (incorporated by reference to Annex A to the Offer to Purchase, dated May 19,
               1999)
(c)(2)*    --  Pages 4 through 9 of the Company's definitive Proxy
               Statement dated October 30, 1998 (incorporated by reference to the definitive Proxy Statement filed on November 2, 1998)

---------------

* Incorporated herein by reference as indicated
+ Filed herewith

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MEADOWCRAFT, INC.

                                          By: /s/ TIMOTHY M. LEROY
                                            Timothy M. LeRoy
                                            Its President and Chief Operating
                                              Officer

Dated: May 19, 1999

                                 EXHIBIT INDEX

EXHIBIT NO.                                DESCRIPTION                           PAGE NO.
-----------                                -----------                           --------
(a)(11)       --   Letter to Company stockholders, dated May 19, 1999